United States Securities and Exchange Commission

Washington D.C. 20549

Division Of Corporate Finance

Mr. Edwin Adames

Senior Staff Accountant

Date: June 20, 2008

Re: Global Entertainment Holdings, Inc(f/k/a LitFunding Corp.)

       10-KSB for Fiscal Year Ended December 31, 2007

        File No. 000-49679

Dear Mr.Adames

We have completed our review of your comments provided to us in your letter dated May 21,2008. Attached you will find our responses which we hope will provide the appropriate detailed information for your further review and our compliance.

As you indicated to me in our telephone conversation, I will fax the document to your office today and on Monday an edgarized copy will be filed.

I look forward to working with you to insure that the company is in compliance with the applicable disclosure requirements.

Sincerely,

Terry Gabby

Chief Financial Officer

Global Entertainment Holdings, Inc.

1516 E. Tropicana Ave. s Suite 245 s Las Vegas, Nevada 89119

Tel: (702) 333-0440 Fax: 1-415-376-1065

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21, 2008

Form 1Q-KSB for the Period Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operation Plan, page 14

1.        We refer to the statement that Company plans, through Global Universal, to develop the business of producing low-budget genre productions and that your available funds of $2,500 as of December 31, 2007 will not be able to satisfy your working requirements for the next twelve months. We also note the following statements:

•    The General Business Development section on page 2 states Global Universal is an early stage company that has not yet produced revenues.

•   The risk factor: "Our cash flow from the financing of litigation... "on page 8 states your film production business is not likely to produce any significant cash flow until you complete your first film.

Please revise this section to reconcile the above disclosure in the Description of Business and the Risk Factors section with the following information that discuss material filming operations and funding transactions of Global Universal:

•    The Global Universal website, www.globaluniversal.com discloses the finished production of eleven films and the development of eight films with budgets totaling $89.4 million material film

Response

The films listed on the Global Universal website were directed and/or produced by Jackelyn Giroux, who retained a pecuniary interest in each film as its producer and/or investor from prior endeavors with companies that might be considered predecessors to Global Universal Film Group. On January 3, 2006, Global Universal acquired Ms. Giroux’s economic interests in all ten films she produced. A noted exception is the film, “Through Your Eyes”, which was produced by Cory Hudson and James Paul Gietz, and credits a “Special Thanks” to Ms. Giroux, President of Global Universal. Messrs. James Paul Gietz and Cory Hudson were formerly members of Global’s management team, and are also the principal owners of Hands Free Entertainment.

Then, on March 7, 2006, Global Universal Film Group merged with Silver Dollar Productions, Inc., a wholly-owned subsidiary of LitFunding Corp., a publicly-held, reporting company. The securities exchanged, as well as the assets of Global Universal, constituted less than 10% of those of LitFunding at the time.  The original intent was that LitFunding would charge a fee of $200,000 to effect a spin-out transaction whereby Global Universal would become a separate company and 10% of its shares would be distributed to LitFunding shareholders, registered under Form SB-2.

The website for Global Universal was created prior to current management’s reign at GBHL. The website has been modified to correct the misleading information and now states “Projects By Management.”  In addition, GBHL has now created its own website at: www.Global-GBHL.com, that will post relevant corporate information, such as a link to our reports filed with the SEC.

The eight films in development were intended to be produced with the financing that was to be provided by Paramito Global Holdings, Inc., and Paramito Pictures, LLC. (“PGH”), pursuant to a certain Term Sheet, dated April 4, 2007, and the provisions of a Joint Venture Agreement entered into between Global Universal Film Group and PGH, dated June 7, 2007, and fully executed on June 22, 2007. After many discussions, demands and attempts to have PGH perform their obligation to provide financing under the terms of our agreements with them, it finally became apparent last November, 2007, that PGH either lacked the financial capacity to perform, or entered into our agreement with fraudulent intent.

•    The market wire: "Global Universal Film Group Stretches its Arms to the Bayou" dated September 2007 describes a $100 million line of credit inked by Global Universal with a prominent asset backed lender and private equity fund, a grant for $20 million, and a joint venture agreement with a post-production house located in Baton Rouge.

Response

In June of 2007, Global Universal signed a Joint Venture Agreement (“PGH Agreement”) with Paramito Global Holdings, Inc., and Paramito Pictures, LLC. (collectively “PGH”), wherein PGH promised to fund a slate of films to be produced by Global Universal. Under the terms of the PGH Agreement, PGH was to fund 75% of the combined budgets of a slate of films to be produced by Global Universal. In addition, PGH entered into a Term Sheet with Global Universal on April 4, 2007, wherein it agreed to finance the pre-certification tax credits obtained by Global Universal. Global Universal applied for pre-certified tax credits from the State of Louisiana for the slate of films in reliance upon the agreements with PGH.  In June of 2007, Global Universal received pre-certification for two films that would provide the remaining 25% of the aggregate budgets upon completion of the films, and, on August 22, 2007, Global received the balance of pre-certified tax credits, aggregating $20.25 Million to be used towards the production of the slate of films. PGH required that these pre-certified tax credits be assigned to a separate production entity controlled by them in order that they could monetize the pre-certified tax credits to provide 100% of the budgets of the slate of films, with combined budgets totaling approximately $81 Million. Other requirements mandated by PGH included: that they have approval over the production; that they receive a priority return of their investment plus 20%; that they receive screen credits; and that Global Universal assume full responsibility for production of the films and obtain a completion bond covering the entire amount required to produce the slate of films.

In December of 2006, Global Universal entered into a Deal Memo with Third Coast Digital (“TCD”), a post production company located in Baton Rouge, Louisiana, whereby TCD would provide Global Universal with an office presence in Louisiana and perform services related to post production services on the slate of films to be produced.  TCD also assisted Global Universal in obtaining the pre-certification tax credits and formed three production LLC’s on Global Universal’s behalf in the State of Louisiana.  As consideration for TCD’s services and the provision of office space, the Deal Memo provided that TCD was to receive a post production contract in the amount of $100,000 for each film that was produced by Global Universal and PGH in Louisiana, provided the film’s budget was $3 Million, or greater. If any particular film’s budget was lower than $3 Million, TCD’s fee would be reduced on a pro-rata basis. Additionally, TCD was to receive a profit participation of 1% of the net profits from each film, and would receive appropriate screen credit for their services.

•    The "Book, TV and Movie Rights" totaling $192,000 and $360,000 as of September 30, 2007 and 2006, respectively disclosed as part of "Other Assets" in the Consolidated Balance Sheet on page 2 of the Form 10-QSB for the period ended September 30, 2007.

Response

The company has restated the December 31, 2007 Balance Sheet to record separately the Book, TV and Film Rights costs as assets as required by the AICPA Statement Of Position 00-2. The costs will be amortized using the individual film forecast computation method as film revenues are obtained.

Book Rights

$   1,864

TV Rights

$   8,966

Film Rights

$189,175

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21,2008

Item 8.A. Controls and Procedures, page 19

2.        We refer to the statement that management concluded the Company's disclosure controls and procedures were not effective as of December 31,2007 primarily due to their inability to timely file their Form 10-KSB within the time frame prescribed by the Commission. We also note that during the fourth quarter of 2007 the Company intended to engage the services of an financial consultant to assist the Company in preparing their financial statements and related disclosures in order to prevent further breakdowns in internal control over financial reporting. Please revise this section to discuss the following:

•   The remedial plan of action undertaken by the Company to provide reasonable assurance that the material deficiencies in internal control over financial reporting that resulted in the untimely filing of your reports with the Commission will be corrected.

•    Consider in your response that Item 8.A, "Controls and Procedures" on page 31 of the December 31, 2006 10-K state the Company engaged during the fourth quarter of 2006 an independent consultant to assist in preparing the financial statements and in evaluating financial statement disclosures.

Response

The Company had engaged the securities law firm of Trombly Business Law Center in Boston, MA, to assist us in financial reporting during the third and the forth quarter of 2007.  Several thousand dollars were paid in cash and securities; however, due to the lack of sufficient cash flow, the law firm was unwilling to continue providing services, and we were unable to maintain the engagement to utilize their assistance needed in preparing our Form 10KSB for the period ended December 31, 2007. We are pursuing various avenues of financing to sustain an accounting staff and the necessary outside support services to enhance  timely filings of our reports.

3.

We note that the certifications signed by the Chief Executive Officer and the Chief Financial Officer filed as Exhibits 31.1 and 31.2, as required by Section 302 of SOX, were dated 4/15/07. Please file amended certifications signed by the Chief Executive Officer and the Chief Financial Officer that are updated to cover the fiscal period covered by the audit report.

Response

Exhibits 31.1 and 31.2 have been corrected to reflect the proper date for the fiscal period covered by the audit report.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-l.

4.        We refer to the unqualified opinion of the independent auditors with respect to the financial statements for the year ended December 31, 2007:

•   Please revise the audit report to include the opinion of the auditors with respect to the financial statements for the year ended December 31, 2006.

Response

Our auditor, Lawrence Scharfman, has informed us that this was an oversight and that he will revise his auditor’s report accordingly after a review of our amended 10KSB is complete.

•    Refer to the reporting requirements of Item 310(a) of Regulation S-B that requires a small business issuer to file, in addition to an audited balance sheet as of the end of the most recent fiscal year, audited statements of income, cash flows and changes in stockholder's equity for the two fiscal years preceding the date of the audited balance sheet.

Response

The 10K has been amended to include audited statements of income, cash flows and changes in stockholder's equity for the two fiscal years preceding the date of the audited balance sheet.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21,2008

General

5.        In order to enhance investor usefulness, please revise the financial statements to delete line items that do not have any balances for the years disclosed in the financial statements and that do not have any related footnote disclosure.

Response

The financial statements have been revised to delete line items that do not have balances for the years disclosed.

Consolidated Balance Sheets, page F-2

6.        Revise to disclose in a footnote the nature and origin of the "Accounts Receivable" line item equal to 20% of total assets. Describe your methodology for determining the reasonability of the allowance for uncollectible receivables.

Response

On or about October 31, 2006, the Company obtained a judgment against Joel Gatlin, Esq., in the principal amount of $52,856.32, with interest to continue to accrue at 5% per month, pursuant to the terms of an earlier lending agreement entered into between the parties.

On or about November 20, 2006, the Company obtained a judgment against Alan Schuchman, Esq., in the principal amount of $40,000, with interest to continue to accrue at 10% per year on the unpaid balance. Mr. Schuchman has abandoned his rights to a $10,000 debenture of LitFunding in favor of LitFunding Corp.

On or about January 26, 2007, the Company obtained a judgment against Anthony Casamassimi, Esq., in the principal amount of $88,500, with interest to continue to accrue at 10% per month pursuant to the terms of an earlier lending agreement entered into between the parties.

These judgments total $181,356; we discounted the principle amount by 12% recording $159,838. With a cash expenditure for collection services we feel a payment plan can be negotiated for successful collection.

7.

Revise to describe the composition of the "Other Assets" line item for $202,000, equal to 20% of total assets. We note the "Other Assets" line item in the Consolidated Balance Sheet as of September 31, 2007 included $192,000 of "Books, TV and Movie Rights". Please disclose in a footnote when these assets were acquired and how they are how the capitalized, amortized and valued taking into consideration the presentation and disclosure requirements of paragraphs 51 to 58 of EIFT 00-2.

Response

Global Universal Film Group, Inc., purchased the majority of the Books, TV and Movie Rights.  in January, 2006, for approximately $160,000. The total as of December 31, 2007 is $200,005.  The expenditures that are related to specific Film, TV or Book projects are capitalized as a long-term asset.  The capitalized costs will be amortized using the individual film forecast computation method as film revenues are obtained.

8.        Please disclose in a footnote to the financial statements why the Company has not recorded any Deferred Revenues as of December 31,2007 considering it had recorded $217,000 of deferred revenues in the Consolidated Balance Sheet for the year ended December 31, 2006 on page F-3 of the 2006 Form 10-K.

Response

On March 7, 2006, we entered into an agreement to effect a reverse tri-party merger by and among the Company, Silver Dollar Productions, a Nevada corporation and wholly owned subsidiary of the Company, and Global Universal Film Group, Inc., a Nevada corporation, whereby we issued 1,500,000 shares of our Series B, Convertible Preferred Stock to Global Universal in exchange for 100% of the issued and outstanding securities of Global Universal.  Pursuant to the terms of the merger, Global Universal merged into Silver Dollar wherein Silver Dollar ceased to exist and Global Universal became the wholly owned subsidiary of the Company.

Our merger agreement with Global Universal gave their former shareholders, as holders of our Series B convertible preferred stock, the right to “spin-off” from LitFunding and become a separately traded corporation. The merger agreement referenced a registration statement that was to be filed within sixty (60) days to register the shares that would be received by LitFunding shareholders in the spin-off transaction. After electing to spin-off, the Series B preferred stock would automatically convert into an equal amount of shares of our common stock at the closing of the spin-off transaction.  On October 16, 2006, Global Universal shareholders gave notice to the Company of their election to spin-off from us. Upon completing the spin-off transaction, we would earn a management fee of $200,000, of which $26,000 has already been paid by Global Universal, and we would retain 10% of Global Universal’s shares that were issued and outstanding immediately after the spin-off transaction.  In the event that the spin-off transaction was not completed by June 30, 2007, the balance of the management fee (i.e., $174,000) would be waived and we would be entitled to receive only 5% of their shares at spin-off, rather than 10%. Because the spin-off did not occur by June 30, 2007, in July, the $26,000 in notes due Global Universal were acquired by Rochester Capital Partners, LP, in exchange for cancellation of $26,000 in notes of Global Universal held by Rochester, and were applied towards its $250,000 note due to the Company in connection with its acquisition of a controlling interest of our common stock.

The $200,000 management fee was previously recorded as Deferred Revenue to be amortized as the spin-off was implemented. The Deferred Revenue was reduced to reflect waiver of the management fee after June 30, 2007.

Consolidated Statement of Operations, page F-3 General

9.        We note both columns have heading which indicate the information refers to the year ended December 31, 2007. Please revise the heading for the right hand column to read "For the year ending 2006"

Response

The right hand column has been revised to read For The Year Ending 2006.

10.      We refer to the "Gain on debt restructure" for $324,000 for 327% of net loss for the year ended December 31, 2007. Please revise the notes to the financial statements to provide for each restructuring the disclosure required by paragraphs 25 and 26 of SFAS 15.

Response

Pursuant to SFAS 15 paragraphs 25 and 26 we report debt-restructuring reduction for accounts payable totaling  $268,119 for legal fees. We also negotiated a reduction in accrued interest totaling $55,881.  The per share aggregate gain is $0.08.

11.      We note you have included in the "Basic Earnings (loss) per share" line item the total loss for 2007 and 2007. Please revise to disclose earnings on a per share basis as required by SFAS 128 and provide the footnote disclosure required by paragraphs 40 to 41 of SFAS 128.

Response

The disclosure will reflect the per share basis as required by SFAS 128.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21,2008

12.      Considering the Company has a loss from operations for 2007 and 2006, please revise the loss per share disclosure to eliminate the "Diluted Earnings (loss) per share" section any potential dilutive common share equivalents in the denominator will always be anti-dilutive. Refer to paragraph 16 of SFAS 128.

Response

The “Diluted Earnings (Loss) per share” has been deleted as described in paragraph 16 of SFAS 128.

Note 1. Summary of Significant Accounting Policies, Principles of Consolidation, page F-7

13.      We refer to Form 8-K filed on January 4, 2008 that states on December 31, 2007 the

Company acquired 100% of the shares of Hands Free Entertainment for which it issued 250,000 shares of common stock. We note that this acquisition transaction was mutually rescinded on March 28, 2008 as stated in the Form 8-K filed on April 10, 2008 which states that the transfer of the 250,000 shares was not concluded.   Please revise the notes to the financial statements to disclose the following:

•   The terms of the Share Exchange Agreement entered into that resulted in the acquisition of Hands Free Entertainment as of December 31, 2007 and the terms of the subsequent Rescission Agreement entered into on March 28, 2008..

•    The reason why the consolidated financial statements of the Company as of December 31, 2007 did not include the audited financial statement of the acquired entity and the footnote disclosure required by paragraphs 51 to 53 of SFAS 141.

Response

The acquisition of Hands Free Entertainment does not meet the reporting requirements of paragraphs 51 to 53 of the SFAS 141, as assets were not effectively acquired nor were liabilities assumed, and management control was not affected.  This was not a material business combination at December 31,2007.

The acquisition of Hands Free Entertainment (“HFE”) was never effected as there were no shares that were issued by either party. The statement contained in our Form 8-K, filed in January of 2008, that shares of GBHL were issued, was an error due, in part, to a miscommunication internally and a dispute with our transfer agent who never issued shares because of a dispute regarding their past due invoice.

Further, despite repeated requests for accurate and complete financial information and disclosure of material contracts, we received very little information with the exception of a simple income statement and balance sheet with no supporting documentation.  However, the tacit financial information received indicated that the assets and income of HFE were less than 10% of Global Entertainment Holdings (“GBHL”).

We were verbally informed in early March, 2008, that the principals of HFE had reservations about the financial viability of GBHL. This may explain why they were reluctant to expend efforts required to produce the appropriate information requested by our CFO for our annual audit. There were other factors contributing to a breakdown in the overall relationship with the principals of HFE, relating to their past performance as officers of Global Universal, and their involvement with GBHL. Therefore, on March 31, 2008, we mutually agreed that the Share Exchange Agreement would be rescinded, ‘ab initio’.

•    A reconciliation of your statement in the Form 8-K filed on January 4, 2008 that the Company issued the 250,000 shares of common stock to finalize the transaction and your disclosure in the Form 8-K filed on April 10, 2008 that the transfer of the shares was not concluded.

Response

Again, as stated above, the statement contained in our Form 8-K, filed on January 4, 2008, that shares of GBHL were issued, was in error.   The statement contained in our Form 8-K, filed on April 10, 2008, that the transfer of the shares was not concluded, is correct.

•    The total legal, accounting and other costs incurred in the original acquisition and rescission of Hands Free Entertainment and where they are recorded in the financial statements. Disclose any contingent liabilities incurred with respect to the termination of the agreement.

Response

We incurred no material expenses with the acquisition or rescission of the Share Exchange Agreement with HFE, as both agreements were prepared by management and, since we could not obtain proper information from HFE, no material effort or expense was incurred in evaluating their information.

Note 1, Summary of Significant Accounting Policies, Principles of Consolidation, page F-7

14.      We refer to the market wire titled: "Global Universal Film Group Stretches its Arms to the Bayou" issued in September 2007.  Please revise the notes to the financial statements to disclose the following financial transactions entered into by Global Universal, your wholly owned subsidiary:

•   The terms, conditions and usage restrictions related to the grant for $22 million from the Louisiana Department of Economic Development. Refer to the "Overview and Outlook" section of MD&A on page 17 of your Form 10-QSB that states Global Universal in 2007 applied for and received pre-certification of tax credits for $20 million from the State of Louisiana.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21,2008

Response

These tax credits can be applied towards 25% of the total production costs, plus an additional 10% of any Louisiana labor expense, of the budgets of the seven films that Global Universal intended to produce with the financing from PGH.  At the end of production of each film, an audit must be conducted to ascertain the exact amount spent on the film within the State of Louisiana. The State will then issue a final tax credit equal to 25% of the amount spent on production and an additional 10% on Louisiana laborers.

•    The terms of the $ 100 million line of credit that Global Universal inked with a prominent asset backed lender and private equity fund that will be used, along with the $22 million grant, to make seven films in Louisiana.

Response

The eight films in development were intended to be produced with the financing to be provided by Paramito Global Holdings (“PGH”), pursuant to a certain Term Sheet, dated April 4, 2007, and the provisions of a Joint Venture Agreement(the “PGH Agreements”) entered into between Global Universal Film Group and PGH, dated June 7, 2007, and fully executed on June 22, 2007. After many discussions, demands and attempts to have PGH fulfill their obligation to provide financing under the terms of the PGH Agreements, it finally became apparent last November, 2007, that PGH either lacked the financial capacity to perform, or entered into our agreement with fraudulent intent.

Under the terms of the PGH Agreements, PGH was to fund 75% of the combined budgets of a slate of films that Global Universal was to produce. Additionally, Global Universal was to apply for pre-certified tax credits from the State of Louisiana for the slate of films that would provide the remaining 25% of the aggregate budgets upon completion of the films. The Term Sheet with PGH provided that PGH would finance the pre-certified tax credits.  In June and in late August of 2007, Global received pre-certified tax credits from the State of Louisiana totaling $20.25 Million to be used towards the production of the slate of films. The pre-certifications also provided that an additional 10% tax credit may be earned on any labor costs incurred in the production of the films for Louisiana personnel. PGH required that these pre-certified tax credits be assigned to a production entity controlled by them in order that they could monetize the pre-certified tax credits to provide 100% of the budgets of the slate of films totaling approximately $81 Million. Other requirements mandated by PGH included that they have approval over the production, that they receive a priority return of their investment plus 20%, that they receive screen credits, and that Global Universal assume full responsibility for production of the films and obtain a completion bond covering the entire slate.

In December of 2006, Global Universal entered into a Deal Memo with Third Coast Digital (“TCD”), a post production company located in Baton Rouge, Louisiana, whereby TCD would provide Global Universal with an office presence in Louisiana and perform services related to post production services on the slate of films to be produced.  TCD also assisted Global Universal in obtaining the pre-certified tax credits and formed three production LLC’s on Global Universal’s behalf in the State of Louisiana.  As consideration for TCD’s services and the provision of office space, the Deal Memo provided that TCD was to receive a post production contract in the amount of $100,000 for each film Global Universal produced in Louisiana, provided the film’s budget was $3 Million, or greater. If any particular film’s budget was lower than $3 Million, TCD’s fee would be reduced on a pro-rata basis. Additionally, TCD was to receive a profit participation of 1% of the net profits from each film, and would receive appropriate screen credit for their services.

•    The current costs incurred with respect to the seven films you state will be produced in Louisiana taking into consideration any financial statement disclosures required by AICPA SOP 00-2. We note the CEO of Global Universal stated in the press release that the Company was currently in negotiations for an output deal for the slate of seven films. Refer to the "Overview and Outlook" section of MD&A on page 17 of your Form 10-QSB that states the projected budget for six films is $70.5 million.

Response

The expenditures that have been incurred during the year 2007 for the slate of seven films has been approximately $26,850 in fees to obtain the Louisiana tax credits. These expenditures have been capitalized as required by AICPA SOP 00-2.

•   Revise Note 10, "Commitments and Contingencies" on page F-16 to disclose the terms of any lease agreements related to the operations of the headquarters of Global Universal located at Paramount Studios in Hollywood and the branch production offices that were opened in Baton Rouge, Louisiana.

Response

In October 2004, the Company rescinded its long-term property lease as allowed in Chapter 11 bankruptcy proceedings of the Federal Bankruptcy code and moved its offices to Las Vegas, Nevada where it occupied space on a month-to-month lease until March 1, 2005.  On March 1, 2005, the company entered into three-year lease agreement expiring February 29, 2008 at $5,000 per month in 2005, $6,000 per month in 2006 and $6,180 for the remaining lease year. Rent expense for the years ended December 31, 2005 and 2004 was $78,837 and $127,310, respectively.

In June of 2006, the Company terminated its existing lease three-year office lease due to an unsafe working environment that was not rectified by the landlord. The Company entered into another one-year lease in June 2006, and renewed the one-year lease in July 2007. In December 2007 the Company gave up the office space due to a dispute with the landlord regarding the lease deposit and moved into office space on a month-to-month lease.  The Company’s subsidiary, Global Universal Film Group, has had two office leases during the year ending December 31, 2007; one a six-month lease beginning June 15,2007 and the second a month-to-month lease beginning June 5,2007.

Rent expense for the years ended December 31, 2007, 2006 and 2005 was $44,046, $48,908 and $78,837, respectively.

We currently maintain an executive office at 1516 E. Tropicana, Suite 245, Las Vegas, Nevada 89119.  The space consists of approximately 600 square feet.  The monthly rental for the space is $750 per month. Additionally, our wholly-owned subsidiary, Global Universal Film Group, maintains offices at Raleigh Studios, which are approximately 500 square feet in size and are leased on a monthly basis at a rate of $900.00, per month. The offices are located at 650 N. Bronson Avenue, Suite B-116, Los Angeles, California  90004.

•    The terms, including any funding requirements, related to the joint venture agreement with Third Coast Digital, a post-production house located in Baton Rouge.

Response

In December of 2006, Global Universal entered into a Deal Memo with Third Coast Digital (“TCD”), a post production company located in Baton Rouge, Louisiana, whereby TCD would provide Global Universal with an office presence in Louisiana and perform services related to post production services on the slate of films to be produced.  TCD also assisted Global Universal in obtaining the pre-certified tax credits and formed three production LLC’s on Global Universal’s behalf in the State of Louisiana.  As consideration for TCD’s services and the provision of office space, the Deal Memo provided that TCD was to receive a post production contract in the amount of $100,000 for each film produced by Global Universal in Louisiana, provided the film’s budget was $3 Million, or greater. If any particular film’s budget was lower than $3 Million, TCD’s fee would be reduced on a pro-rata basis. Additionally, TCD was to receive a profit participation of 1% of the net profits from each film, and would receive appropriate screen credit for their services.

15.      We refer to the website of Global Universal Film Group, www.globaluniversal.com and the website.www.vouvegotthepart.com stated in your market wire titled" "Global Universal Film Group announces World-Wide Casting Site" issued in September 2007. Please revise the financial statements to disclose the following information:

•   The personnel and software costs incurred to develop and maintain these websites taking into consideration the accounting requirements of AICPA SOP 98-1.

Response

The Company adheres to the AICPA Statement of Position 98-1 Accounting For The Cost Of computer software Developed or Obtained For Internal Use. During the year 2007 the Company had expenditures of $6,000 for Global Universal film Group Inc. our subsidiary for the development of its website. Software purchased will be amortized over a period of three years straight-line basis. The amortization will begin in the year 2008.

•    The revenues and related film, participation, exploitation and manufacturing costs related to the eleven films that are included in the "Produced" section of the website of Global Universal taking into consideration the following:

Response

The films were not produced by Global Universal. To date, Global Universal has not produced any revenue.

o   The disclosure requirements of paragraphs 51 to 58 of AICPA SOP 00-2, "Accounting by Producers or Distributors of Films".

Response

This has been responded to in other areas of this letter.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21,2008

o   The market wire titled: "Global Universal Film Group Movie to be included in Special Needs Curriculum" issued in September 2007 that states the film "Through your Eyes" was released in August 21, 2007 to be used in a core curriculum for deaf students.

Response

We have been informed by Hands Free Entertainment principals that they are in receipt of a letter from Jerry G. Petroff, Ph.D., wherein he states “A Companion Package of instructional materials is being developed for use in pre-service and in-service training of deaf-blind persons. Petroff learned about the film, “Through Your Eyes”, from the Dr. Phil television show and decided to adopt some principals he learned from the film to his teachings.

•    The ongoing development and production costs related to the eight films stated in the "Development" section of the website of Global Universal with a combined production budget of $89.4 million including the costs related to contracting actors such as Kevin Spacey and Billy Crystal.

Response

There were no costs to Global Universal in procuring verbal indications of interest from the agents of Kevin Spacey and Billy Crystal. A formal offer was made to Billy Crystal’s agent and no response has yet been received.  The script for “Mavericks in Toyland” was originally developed by a third party and optioned by Kevin Spacey. Also, there are no ongoing costs, other than the costs we will incur for renewing the three LLC’s formed in Louisiana; Global Universal Film Finance, LLC., and Global Universal Film Productions, LLC. and Global Universal Mavericks in Toyland, LLC.

16.      We refer to the market wire titled: "Litfunding Hires Blue Future for Investor Relations" dated October 29, 2007 that states you have retained the services of Blue Future, Inc. an investor relations and business development consultancy.  Revise the financial statements to disclose the contractual terms of this relationship and related costs and contingencies.

Response

The Consulting Agreement was entered into on October 26, 2007.  The term of the contract was for three months to be automatically renewed for each successive three-month period, unless either party notified the other in writing to terminate the agreement.  The fee per month was $5,000. On January 24, 2008, the contract was terminated by the Company due to budget constraints.  The total consider paid was $1,000 and 20,000 shares of common stock, paid by Rochester Capital Partners.

Note 5. Contingent Advances, page F-l 1

17.      We refer to the impairment allowance of $37,000 equal to 10% of total contingent advances as of December 31, 2007 and the statement that management has historically achieved an 85% success rate on cases it has funded and no less than 90% on new funding.

Please revise this section and provide an additional impairment allowance considering the "Overview and Outlook' section of MD&A on page 13 provides the following disclosure that indicates significant management concerns as to the realizability of these assets:

•    In 2007 most of the cases for which litigation funding advances were made are over 36 months old;

•    There has been very little follow-up with most of the attorney's representing these cases;

•   Present management is of the opinion that recovering all or a significant portion of the Company's advances and fees is doubtful.

Response

We will increase the impairment allowance by 35%.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21, 2008

Note 6, Participation Agreements, page F-l 1

18.      We note that as part of the plan of reorganization described in Note 2 on page F-9, in 2004 the control of the Contract Pool of Settlement Agreements totaling $26.7 million was transferred to a designated Contract Manager, thereby relieving the Company of all obligations due under the Plan Note. Please tell us and revise the footnote to discuss the following:

•   Explain the nature and repayment terms of the Company's current participation obligations for $700,000;

Response

 The participation obligations are notes held in individual Limited Liability Companies that LitFunding USA serves as the managing partner. The funds from the notes are advanced to law firms to fund litigation cases with a monthly fee charged until the case is won and settled. The investor can then decide to take their portion of the fees and reinvest the principle amount back in to another case or withdraw the principle thus reducing the note balance. If the case is lost, the investment of the investor is lost and the note balance is reduced by the amount of the loss.

•    Discuss the difference between the obligations related to these participation agreements that were retained by the Company as compared to those that were removed from the balance sheet as part of the plan of reorganization;

Response

There were no obligations retained by the Company after the reorganization, the obligations that are currently on the balance sheet were established after the reorganization.

•    State the contractual or expected funding source for repayment of these obligations.

Response

The contractual and expected funding source for the repayment of the obligations is the related case findings.

 Note 9, Stockholders' Equity, Common Stock, page F-l3

19.

We refer to the "Description of Business" section on page 2 that states in December of 2007 the Company effected a one-for-ten reverse split of the outstanding common stock of the Company.   Please revise 1his footnote to disclose the terms of the reverse split and state, if true, that the common stock issuances described have been retroactively adjusted to give effect to the stock split for all periods presented.

Response

Upon Board approval the Articles of Amendment to the Amended Articles of Incorporation, as amended, becoming effective pursuant to the Nevada Revised Statutes (the "Effective Date"), every ten issued and outstanding shares of Common Stock of the corporation will be combined into and automatically become one outstanding share of Common Stock of the corporation and the authorized shares of the corporation shall remain as set forth in these Amended Articles of Incorporation, as amended. No fractional shares shall be issued in connection with the foregoing stock split; all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing split and each fractional share resulting from such aggregation of each series held by a stockholder will be rounded up to the nearest whole share. Shares of Common Stock that were outstanding prior to the Effective Date and that are not outstanding after the Effective Date shall resume the status of authorized but unissued shares of Common Stock. The filing date was November 26, 2007 and the effective date was December 10, 2007.

The common  stock issuances described in the Company’s December 31, 2007 Form 10KSB  have been retroactively adjusted to give effect to the reverse “1-for-10” stock split for all periods presented.

The footnote  Number 9, Stockholders Equity, Common Stock, has been changed to describe all common stock issuances for the year indicating payment of debt, services rendered or accrued salaries. The fair market value was determined as the closing price of the common stock on the day the Board authorized the issuance.

The 4,000,0000 shares of common stock that was issued to Rochester Capital Partners was negotiated  between the Board and Rochester Capital Partners LP. The share price was $0.0625.

20.      Please revise this footnote to disclose all the common stock issuances made during 2007 in payment of debt, services rendered or accrued salaries and state how their fair value was determined. We refer to the following sources that describe significant common stock issuances during 2007:

•   Note 8, Stockholders' Equity on page 10 of the Form 10-QSB for September 30, 2007 discloses 74 million shares were issued during the nine-month period then ended in payment of debt or for services rendered.

•   The "Description of Business" section on page 2 states in March 2007 the Company issued 40 million shares to Rochester Capital Partners, a partnership controlled by the CEO of the Company.

•   The "Promissory Notes" section of MD&A on page 15 describes the conversion of promissory notes into 9 million common shares during the four-month period ended December 31,2007.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21, 2008

Note 9, Stockholders' Equity, Common Stock, page F-I3

21. We refer to the "Agreements with Imperial Capital Holdings" section of MD&A on page 16 regarding the Equity Investment and Registration Rights agreement. Please revise this note to discuss:

•    The terms of the equity line of credit under the Equity Investment Agreement.

Response

Agreements with Imperial Capital Holdings

In August of 2005, we sold Imperial Capital 400,000 shares of our Series A, 12% Convertible Preferred Stock at $.25 per share, and concurrently entered into a Registration Agreement with Imperial whereby we had promised to file a registration statement within ninety (90) days covering 80,000 shares of common stock underlying shares of our Series A Preferred Stock.  In December, 2005, we received a notice of default from Imperial, which required us to cure such default by filing a registration statement within ten (10) days. We failed to do so. In fact, the Company didn’t file such registration statement until December 11, 2006, about one full year later. The price of our common stock had dropped by more than 75%, causing Imperial a substantial loss on their investment in our Series A Preferred Stock.

On January 16, 2006, we entered into an Equity Investment Agreement (“Investment Agreement”), which is an equity line of credit ("ELoC"), with Imperial Capital Holdings ("Imperial"). On that same date, we entered into a Registration Rights Agreement (“Registration Agreement”) with Imperial, which called for us to file a registration statement relating to the ELoC within sixty (60) days, and a Placement Agent Agreement with Brewer Finacial Services, a registered broker-dealer, which provided Brewer with a placement fee of one percent (1%) of the proceeds of the gross proceeds we receive under the ELoC. This registration statement was to include the 80,000 shares of common stock underlying the Series A Preferred Stock, in addition to shares of common stock that would be purchased by Imperial under the terms of the ELoC.  Again, for unexplained reasons, our former management failed to file the registration statement, and was so notified by Imperial.

On April 12, 2006, we borrowed $30,000 from Imperial Capital, which we stated would be used to pay critical corporate expenses and allow us to file the registration statement by July 12, 2006. The note accrued interest at 12% and was convertible into shares of our common stock at 93% of market value.

As of July 28, 2006, for unknown reasons, the management of LitFunding failed to file any registration statement and was in default of the $30,000 promissory note that was due July 12, 2006.  Therefore, on July 28, 2006, we reached an understanding with Imperial to cure our defaults in exchange for the issuance of 80,000 shares of common stock that were finally registered in June of 2007. Concurrently, we entered into a new Equity Investment Agreement and a new Registration Rights Agreement with Imperial, and a new Placement Agent Agreement with Brewer Financial Services, all with substantially similar terms as the original agreements dated January 16, 2006.

The Investment Agreement.  The Equity Investment Agreement grants us an Equity Line of Credit (ELoC) whereby Imperial agrees to purchase up to $3,000,000 of our registered common stock within

24 months of the effective date of our registration statement. Our registration on Form SB-2 was declared effective on June 5, 2007.  During the 24 month period following such effective date, we may, t our sole discretion, periodically deliver newly issued, registered shares of our common stock to Imperial who will then deliver to us the purchase price, in cash, in amounts based on a fluctuating price per share of our common stock, less a 7% discount from the lowest bid price of our stock. We are not obligated to request any portion of, or the entire $3,000,000. Although we initially registered 900,000 shares, the actual aggregate number of shares that we may issue pursuant to the ELoC is not determinable as it is based on the market price of our common stock from time to time and how much funding we desire from time to time.

For an equal amount of dollars of funding from time to time pursuant to the ELoC, the number of shares we would issue to Imperial would be greater during times of our stock price being low, as it currently is, and conversely so during times when our stock price is high. Pursuant to the ELoC, we are subject to penalties if we fail to deliver stock to Imperial after we request a draw down from the ELoC. Specifically, the Investment Agreement subjects us to pay late payments to Imperial for late issuance of Securities (delivery of Securities after the applicable Closing Date) in accordance with the following schedule (where "No. of Days Late" is defined as the number of trading days beyond the Closing Date.  The following amounts are cumulative:

LATE  PAYMENT  FOR  EACH

NO.  OF  DAYS  LATE               $10,000  OF  COMMON  STOCK

          1                                           $100

          2                                           $200

          3                                           $300

          4                                           $400

          5                                           $500

          6                                           $600

          7                                           $700

          8                                           $800

          9                                           $900

          10                                       $1,000

          Over  10                             $1,000, plus $200 for each business

                                                      day late beyond 10 days.

Pursuant to the terms of the ELoC, we may issue and sell to Imperial, and Imperial will purchase from us, up to that number of shares of common stock having an aggregate value not exceeding $3,000,000.  However, Imperial is not obligated to purchase such amount of shares that would cause it to own more than 9.9% of our total number of outstanding shares at any given time.  From time to time, we may, in our sole discretion, deliver a put notice to Imperial which states the dollar amount which we intend to sell to Imperial which will be, at our choice, either: (A) 200% of the average daily volume (as quoted on the U.S. markets only) of our common stock for the 10 trading days prior to the applicable put notice date, multiplied by the average of the 3 lowest daily closing bid prices immediately preceding the put date, or, (B) a minimum put amount of $10,000. The maximum amount of any put notice cannot exceed $250,000. The purchase price for the common stock identified in the put notice will be equal to 93% of the lowest closing bid price of the common stock during the pricing period. The pricing period is the period beginning on a put notice date and ending on and including the date that is five (5) trading days after the put notice date. Imperial is required to purchase from us during the related pricing period that number of shares having an aggregate purchase price equal to the Put Amount set forth in the Put Notice. Imperial is deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with the resale of our common stock under the Investment Agreement.

•    The terms of the Registration Rights Agreement entered into by the Company in 2006.

Response

Registration Rights Agreement. In connection with the Investment Agreement with Imperial, on July 28, 2006 we entered into a Registration Rights Agreement with Imperial to provide for the registration of the shares of common stock that may be issued by us pursuant to the ELoC, and to register shares 80,000 shares of common stock underlying the Series A 12% Convertible Preferred Stock held by Imperial.  The agreement required us to file a registration statement within sixty (60) days and to use our best efforts to cause its effectiveness within 180 days thereafter. Additionally, we were allowed to register an additional 500,000 shares under our registration statement for other investors. Additionally, we were required to permit Imperial and its legal counsel to review and comment upon the registration statement, and all amendments and supplements thereto, at least three (3) business days prior to our filing same.

Placement Agent Agreement. In connection with the Investment Agreement with Imperial, on July 28, 2006 we entered into a Placement Agent Agreement with Brewer Financial Services, LLC, a NASD registered broker-dealer.  The Placement Agent will render services to us with respect to the Investment Agreement and will be available for consultation in connection with the advances to be requested by us pursuant to the Investment Agreement.  We agreed to pay to the Placement Agent a fee of one percent (1%) of the gross proceeds we receive from each draw for all services in connection with the Placement Agent Agreement.

The foregoing description of the terms of our Investment Agreement, the Registration Rights Agreement and Placement Agent Agreement, relating to our ELoC with Imperial Capital, are qualified in their entirety by reference to the actual agreements filed by us on Form 8-K on August 4, 2006.

•    The 1.3 million common stock issued; the conversion features of the related convertible note payable; the default of the Company to register the common stock under the equity line of credit and the default under related notes payable that are secured by advances under the line of credit.

Response

Note: The 1.3 million shares, and references to all share amounts below have been reduced by a factor of 10 to account for the reverse split of our common shares in December, 2007.

As noted above, 80,000 shares were issued in settlement of our defaults under agreements with Imperial, including losses they sustained due to LitFunding’s failure to register the 80,000 shares of common stock underlying their Series A 12% Preferred Stock.  An additional 50,000 shares was issued on June 2007, to cover interest on the $30,000 note, and the 12% dividend on the Series A Preferred Stock through April 15, 2007, our target date for our registration to become effective.

The $30,000 note was convertible at 93% of market price. No conversion ever took place. The note was renewed in November, 2007, and combined with an additional advance of $12,500.  The new note is for $45,000, due on April 15, 2008, and carries interest at 12%, simple. The new note is not convertible, but is secured by a lien against 50% of any advances we elect to make under the ELoC.

Also, in December, 2007, we borrowed an additional $6,000, with interest at 12%, due April 15, 2008. This note was convertible into common stock at a fixed price of $.05 per share, but no conversion took place.  On April 15, 2008, we were granted a verbal extension of thirty (30) days. On May 15, 2008, this note was paid.

22.      Disclose the share issued and issuable with respect to the Placement Agent Agreement entered into with respect to the Equity Investment Agreement and the Security Agreement entered into with James Paul Gietz with respect to certain existing and future collateralized asset of Litfunding. Refer to the "Placement Agent" section of MD&A on page 22 of the Form 10-QSB for the period ended September 30, 2007.

Response

See Above - the Placement Agent did not receive any shares of common stock. Under the terms of the Placement Agent Agreement, the Placement Agent will receive a fee equal to 1% of the proceeds received by the Company from any Put given to Imperial under our ELoC.

On July 24, 2007, a Security Agreement was signed between LitFunding Corp. and James Paul Gietz. The agreement establishes a security interest in certain property as collateral for amounts that may be invested in common stock of LitFunding Corp. by the security holder. The collateral all now existing and hereafter arising accounts receivable, contract rights, license rights and all other forms of obligations owing to LitFunding arising out of the advance of monies to attorneys. Periodic Redemption and Pro-Rata release of collateral will commence on October 1,2007 and recurring every ninety days until January 1, 2010, the Secured Party shall have the option to redeem 50,000 shares of its LitFunding common stock directly from LitFunding at a fixed price of $25,000. The collateral will be reduced proportionately. To date, the Secured Party has not invoke his option to cause the Company to redeem any shares of stock.

23.      We refer to the "Series "B" Convertible Preferred Stock" section on page F-16 that states the Company entered into a reverse tri-partv merger with Global Universal Film Group in which it issued 1.5 million shares of convertible preferred stock to their stockholders for the acquisition and 2.5 million shares in exchange for the cancellation of $274,000 of debt to Global. We also refer to the following information regarding the operations of Global Universal, the accounting acquirer:

•    The "Description of Business" section on page 2 states this acquisition was made during the first quarter of 2006 along with the acquisition of Easy Money Express, a recently formed entity.

•    The website, www.globaluniversal.com discloses Universal Group since its formation in 1997 has produced eleven films and is currently developing eight films with budgets totaling $89.4 million.

•    The market wire titled: "Global Universal Film Group Stretches its Arms to the Bayou" issued in September 2007 states Global Universal inked a $100 million line of credit with an asset backed lender and private equity fund that will be used, along with $22 million of tax grants to make seven films in Louisiana and has entered into a joint venture agreement with a post-production house located in Baton Rouge.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21,2008

Considering the material operations of Global Universal please revise the financial statements and related footnote disclosure as follows:

•   Revise this section to expand your disclosure why the acquisition of Global Universal qualifies as a reverse tri-party merger;

Response

The business activities of Global Universal did not materialize as planned due to the default of PGH under the PGH Agreements.  Global Universal did acquire the pre-certification tax credit certificates from Louisiana, and did endeavor to develop the slate of films with numerous other potential financing partners.  However, no arrangements have been secured.  The statement that “… since its formation in 1997 [Global Universal] has produced eleven films…” is in error and conflicts with the Company’s disclosures made in its financial filings.  Management’s review of Global Universal’s website (prior to recent changes) did not reveal the presence of such a statement. The website does have a tabbed heading that is titled “PRODUCED”, and invites the viewer to click on a film title for more information. The tabbed heading “PRODUCED” may lead one to believe that Global Universal produced all of the titles. However, if one clicks on any of the eleven films, the information stated is correct; the films were produced and/or directed by officers of Global Universal. Also, Global Universal acquired certain rights to ten of the films directly from Jackelyn Giroux, as she had personally directed and/or produced the films while attached to previous companies, prior to the formation of Global Universal (formed in June of 2004).  The website was recently correct so as not to be misleading. The films are now referenced as “Projects by Management.”

Because we merged into Silver Dollar Productions, not LitFunding. The Transaction and related merger agreement was prepared by the Company’s legal counsel at the time, Donald Stoecklein, Esq. Further, Global Universal had no revenue and it’s assets were less than 10% of the Company’s assets.

•    State the third entity involved in the merger and why this is not considered a reverse acquisition transaction.

Response

The third entity was Silver Dollar Productions, Inc.  Therefore, this was not a reverse acquisition by LitFunding.  Also, the original intent at merger was to spin-off Global Universal from LitFunding Corp, not to become the core business.  The shares received by Global Universal shareholders in the merger were convertible into less than 10% of LitFunding’s outstanding common stock. It was not until late September of 2007, after the former management failed to effect the spin-off, that a change in control took place and new management elected to retain Global Universal as the primary operating business.

•    Provide the applicable disclosures required by paragraph 51 to 53 of SFAS 141 regarding the reverse acquisition. We note the financial statements in the Form 10-K for the year ended 2006 do not include any disclosure regarding this acquisition.

•   Tell us why you have not filed the audited financial statements of Global Universal and the pro forma financial information required by Item 3lO(c)(3) and Item 310(4)(d) of Regulation S-B.

Response

None of the items listed in 310 (c)(2) exceed 20%. Also, the amount of stock of LitFunding exchanged was less than 10% of the outstanding on the date the merger was finally completed (i.e., December 6, 2006).

Therefore, in accordance with 310(c)(3)(i), financial statements were not required. However, Global Universal Film Group’s books were included in the Company’s audited statements for the period ending December 31, 2006. Although the Agreement and Plan of Merger was signed on March 7, 2006, the tri-party merger was not completed until December 6, 2006, when shares of LitFunding were exchanged for shares of Global Universal to effect the transaction. Additionally, Item 310(d)(1) does not require proforma statements if financial statements are not required.

Note 14. Subsequent Events. Divestiture of Liftunding USA, page F-18

24.      We note the Company divested itself in March 2008 of all of its former core business operations by selling LitFunding USA, Inc for a total consideration of $500 plus a contingent purchase price consisting of a 50% interest in the net revenues to be collected from advances and fees related to litigation funding less related expenses, liabilities and management fees payable to the acquirer.  Please explain to us your basis, including the authoritative accounting literature you relied on, for concluding that this transaction qualifies as a divestment of your total interest in the risks and rewards of ownership of your former operations to the buyer. Consider in your response the following:

•    Your post-divestment 50% participation in the future net revenues from litigation funding advances appears to be similar to a joint venture transaction and would preclude your full divestment of the interest in Litfunding USA. Consider in your response:

o   The Company's consideration of Issue 2 in EITF 03-13 regarding the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component.

Response

Management has given consideration to Issue 2 in EITF 03-13 regarding the types of continuing involvement that constitutes a significant continuing involvement in the operations of the disposed component. We fell that the cash flows will not be significant and we have no managerial control over the disposed of component.

o   The statement by the Company's CEO in press release dated April 8,2008 titled "Global Entertainment Holdings Completes Sale of Litfunding USA, Inc." in the Form 8-K filed on March 31,2008 that the Company will divest itself of over $800,000 in liabilities while preserving a potentially lucrative participation in the potential revenues as receivables are collected.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21, 2008

•    The initial purchase consideration of $500 paid by the buyer doe not appear to be a sufficient consideration to entitle it to receive a 50% interest in net revenues to be collected from litigation funding advances net of related expenses.

Response

The initial purchase consideration of $500 was to cover transaction fees, including the renewal of the corporate charter, LitFunding USA, with the State of Nevada. The interest in future net revenues, if any, is characterized as “additional consideration”, and not a participation. The Company did not have sufficient resources to commence legal action necessary to pursue the potential recovery of practically all remaining cases. The purchaser would have to front legal efforts to pursue collection activities relating to recovering the advances. After any legal expense, the purchaser is entitled to deduct its costs of pursuing recovery of the advances, plus a 15% administration fee.  Then, the purchaser would establish a pro-rata amount to pay existing liabilities. After all that expense, the Company may or may not be entitled to receive additional consideration.  The formula for additional consideration is calculated at 50% of the amount remaining after deduction of all expenses.  Since divestiture last March, the Company has not received any additional consideration from the sale of LitFunding USA, Inc.

•    The financial ability of the buyer, excluding any expected receipts from future net revenues related to litigation funding, sufficient to pay off according to their original contractual terms, the liabilities of the Company's former operations totaling $1.167 million as of December 31, 2007.

•   Reconcile the $800,000 of liabilities outstanding of Litfunding USA which are to be divested as stated in press release dated April 8, 2008 titled "Global Entertainment Holdings Completes Sale of Litfunding USA, Inc." in the Form 8-K dated filed March 31, 2008 with the $ 1.167 million of liabilities recorded in the consolidated balance sheet as of December 31, 2007.

Response

The Company’s liabilities were not transferred to the purchaser of LitFunding USA, only the liabilities incurred directly by that operating entity that were never assumed by the parent, LitFunding Corp.  Therefore, a portion of the $1.167 total liabilities was a debt of LitFunding Corp. and was not transferred with the divestiture of LitFunding USA. The investor participation obligations amount to $700,000 and accounts payable of $220,000 on LitFunding USA books, total $922,000.

•    Discuss your proposed disclosure for recording these discontinued operations under paragraph 47 of SFAS 144.   Provide us with a summary of how the gain or loss recognized on the divestiture will be determined in accordance with paragraph 27 of SFAS 144 was determined.

Response

We will provide a footnote describing the facts and circumstances leading to the expected disposal of the business segment. The caring amounts of the assets and liabilities and the gain or loss will be identified in the footnote. The gain or loss will be determined as a sale of the subsidiary in its entirety.

25.      Assuming this divestiture qualifies as a sales transaction please revise the Consolidated Balance Sheet the major classes of asset and liabilities included as part of the disposal group. Refer to paragraphs 33 and 47.a. of SFAS 144.

Response

The Consolidated balance Sheet will be reclassified to incorporate the divestiture of the assets and liabilities     of the disposed unit.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Terry Gabby

Global Entertainment Holdings, Inc.

May 21,2008

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•    The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•    Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan

Accounting Branch Chief